UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2026

Commission File Number: 001-43406

Goldgroup Mining Inc.
(Translation of registrant’s name into English)

1111 Melville Street, Suite 410
Vancouver, British Columbia, V6E 3V6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

EXHIBIT INDEX

Exhibit No.	Description
99.1	Material Change Report dated July 31, 2026
99.2	Notice of Change in Status dated August 13, 2026
99.3	News Release dated August 14, 2026
99.4	News Release dated August 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDGROUP MINING INC.
(Registrant)
Date: August 19, 2026	By:	/s/ Chet Holyoak
		Name:	Chet Holyoak
		Title:	Chief Financial Officer